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SEC FILE NUMBER
001-34584
CUSIP NUMBER
41150R102

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2020

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not applicable

PART I — REGISTRANT INFORMATION

Harbor Diversified, Inc.

Full Name of Registrant

Not Applicable

Former Name if Applicable

W6390 Challenger Drive, Suite 203

Address of Principal Executive Office (Street and Number)

Appleton, WI 54914-9120

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. See Attachment A.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Ryan C. Wilkins, Esq.	949	725-4115
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☒

See Attachment A.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Attachment A.

Harbor Diversified, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 16, 2020	By:	/s/ Christine R. Deister
		Its:	Chief Executive Officer and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.

One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.

Interactive data submissions. This form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File (§232.11 of this chapter). Electronic filers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (§232.201 and §232.202 of this chapter).

ATTACHMENT A

EXPLANATORY NOTE:

This Form 12b-25: Notification of Late Filing (this “Form 12b-25”) is being filed by Harbor Diversified, Inc. (the “Company”) to seek an extension of the filing deadline for its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2020 (“Q3 Quarterly Report”) pursuant to Rule 12b-25 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The due date for the filing of the Q3 Quarterly Report is November 16, 2020 (the “Filing Deadline”). Pursuant to the filing of this Form 12b-25, the due date for the filing of the Q3 Quarterly Report is being extended to November 23, 2020 (“Extended Filing Deadline”). The Company is not currently able to confirm that it will be able to file the Q3 Quarterly Report on or before the Extended Filing Deadline.

Part III – Narrative

The Company hereby confirms that it is unable to file the Q3 Quarterly Report by the Filing Deadline, and may not be able to file the Q3 Quarterly Report by the Extended Filing Deadline, without unreasonable effort or expense for a number of reasons, including the following:

•

On March 11, 2020, the World Health Organization declared the novel coronavirus (“COVID-19”) outbreak a global pandemic and, in response, federal, state, local, and foreign governments implemented various orders and restrictions in an attempt to control the spread and mitigate the impact of the COVID-19 pandemic. Since March 2020, the Company has been following the recommendations of government agencies and local health authorities to minimize COVID-19 exposure risk for its employees, including reduced access to its corporate offices in Wisconsin and requiring non-essential employees to work remotely. Remote working conditions for the Company’s finance and accounting employees, as well as for the Company’s auditors and other service providers, have negatively impacted the timing of the filing of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 (the “Annual Report”) and Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2020, and have negatively impacted the Company’s ability to timely file the Q3 Quarterly Report, as well as the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2020 (the “Q2 Quarterly Report”).

•

The Company’s business, as well as the industry in which it operates, remains significantly impacted by the unprecedented material decline in demand for air travel resulting from the COVID-19 pandemic. As a result, the Company’s management team has been focused on analyzing, and taking actions in response to, the impacts and disruptions of the COVID-19 pandemic on its business, operations, financial condition and financial reporting processes, including by seeking to maintain the health and safety of its employees and customers, assessing the impact on the demand for its services and the demand for air travel generally, understanding the impact on its key business partners, analyzing the availability of government assistance, and assessing the disruption to the economy more broadly. The continued severity and duration of the impacts of the COVID-19 pandemic are difficult to predict; thus, the magnitude and scope of the effects on the Company’s business are highly uncertain and subject to change.

•

The Company has determined that it is required to file reports with the SEC pursuant to Section 15(d) of the Exchange Act. As the Company has only recently become subject to these filing requirements, there is significantly greater effort required to complete the required SEC reports, including the Q2 Quarterly Report and Q3 Quarterly Report, than if the Company had consistently been subject to the filing requirements. The impacts experienced as a result of the COVID-19 pandemic only exacerbate these difficult dynamics and have resulted in delays in preparing and filing the Q2 Quarterly Report and Q3 Quarterly Report.

•

As previously disclosed by the Company on a Current Report on Form 8-K, on October 28, 2020, the Audit Committee of the Board of Directors of the Company (the “Audit Committee”), made the decision to dismiss BDO USA, LLP as the Company’s independent registered public accounting firm. The Audit Committee has appointed Grant Thornton LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2020. The impact of the transition of the Company’s independent registered public accounting firm has delayed the preparation and filing of the Q2 Quarterly Report and Q3 Quarterly Report.

Part IV – Other Information

(1)	See Form 12b-25.

(2)	The Q2 Quarterly Report and Q3 Quarterly Report, which are required to be filed pursuant to Section 15(d) of the Exchange Act, have not been filed as of the date of this Form 12b-25.

(3)

The Company was not subject to the filing requirements of Section 13 or Section 15(d) of the Exchange Act with respect to the fiscal year ended December 31, 2019, and was therefore not required to file reports with the SEC with respect to any period during that fiscal year. The change in results of operations from the fiscal quarter ended September 30, 2020 as compared to the fiscal quarter ended September 30, 2019 will be disclosed in the Q3 Quarterly Report.